Filed by OmniLit Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Syntec Optics, Inc.

Form S-4 File No.: 333-271822

May 12, 2023

Syntec Optics, a Leading Optics and Photonics Company, to Publicly List on Nasdaq through Business Combination with OmniLit Acquisition Corp.

Rochester, NY, May 12, 2023 – Syntec Optics, Inc. (“Syntec Optics”) has entered into a definitive business combination agreement with OmniLit Acquisition Corp. (Nasdaq: OLIT), (or “OmniLit”); upon or following closing, OmniLit will be renamed Syntec Optics Holdings, Inc. and listed on Nasdaq under the new ticker OPTX.

The board of directors and the special committee of independent directors of OmniLit unanimously approved the transactions contemplated by that certain Agreement and Plan of Merger, dated May 9, 2023, (as it may be amended, supplemented or otherwise modified from time to time).

Since OmniLit’s IPO on November 12, 2021, optics and photonics focused OmniLit issued one Indication of Interest, issued and pursued seven Letters of Intent, signed two Letters of Intent for a potential merger, and signed and entered into one Business Combination Agreement with Syntec Optics. A business combination with Syntec Optics is not conditioned on any cash at close, due to Syntec Optics being cash flow positive for over two decades, prior investments to support organic growth, and no cash distribution requirements to Syntec Optics stockholders at closing.

Syntec Optics was formed more than two decades ago from the aggregation of three advanced manufacturing companies that were started in the 1980s. Syntec Optics’ mission is to provide a U.S.-based scalable unifying platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and delivers photonics-enabled consumer precision. The end-markets it serves, defense, biomedical, and consumer, are well-established and believed to be acyclical. Syntec Optics has created a competitive advantage through advanced manufacturing vertical and horizontal integration, and it participates mostly in mission critical applications that have long product cycles. Syntec Optics plans to enter new end-markets and add to its current U.S.-based process of making thin-film coated glass, crystal, or polymer components and their housings, which are ultimately assembled into high performance hybrid electro-optics sub-systems. Reduction of weight is very important for the well-being of soldiers. Syntec Optics’ added biocompatibility is critical for biomedical applications, and its overall precision plays a role in safety and efficiency in other end-markets.

“Syntec Optics is excited to become listed on Nasdaq, subject to listing approval, and have the ability to serve its customers better with added opportunity to expand advanced manufacturing operations,” said Joe Mohr, CEO of Syntec Optics.

“OmniLit saw great potential in Syntec Optics and believes that the business combination will allow them to execute on the opportunities they see in the light-enabled marketplace that has grown to be roughly 11% of the global economy,” said Robert O. Nelson II, CFO of OmniLit.

Syntec Optics is an affiliate of OmniLit, with Al Kapoor, who serves as OmniLit’s Chief Executive Officer and Chairman, also being the Chairman and majority stockholder of Syntec Optics. Both OmniLit and Syntec Optics followed the process outlined in the Form S-4 filed with the SEC and each company’s respective charter.

About OmniLit Acquisition Corp.

OmniLit Acquisition Corp. (OmniLit) is a blank check company concentrated on identifying high quality businesses with optics and photonics capabilities for a business combination.

About Syntec Optics

Syntec Optics was formed more than two decades ago from an aggregation of three advanced manufacturing companies that were started in the 1980s. Syntec Optics mission is to provide a U.S.-based scalable unifying platform of optics and photonics manufacturing that keeps American soldiers from harm’s way, offers doctors technology tools for patient care, and delivers photonics enabled precision to several other end-markets.

Cautionary Statement Regarding Forward Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. These statements. All statements other than statements of historical fact, including statements as to the transactions contemplated by the business combination, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Syntec Optics and its management, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to statements with respect to OmniLit’s search for an initial business combination and OmniLit’s ability to enter into a business combination agreement with a counterparty, the risk that the transaction may not be completed, and the other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OmniLit’s Form S-4 (File No. 333-266273) filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Syntec Optics undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

Joe Mohr

Chief Executive Officer

info@syntecoptics.com

www.syntecoptics.com

Skylar Jacobs

Chief Operating Officer

info@omnilitac.com

www.omnilitac.com

SOURCE: OmniLit Acquisition Corp. and Syntec Optics, Inc.